UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Wellesley Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

949485 106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

    [  ]  Rule 13d-1(c)

    [  ]  Rule 13d-1(d)

________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages
CUSIP No. 949485 106
13G
1.	NAMES OF REPORTING PERSONS. Wellesley Bank Employee Stock Ownership Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	179,734
	6. SHARED VOTING POWER	12,838
	7. SOLE DISPOSITIVE POWER	192,572
	8. SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,572
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8% of 2,480,610 shares of common stock outstanding as of December 31, 2012.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

Page 3 of 6 Pages
CUSIP No. 949485 106
13G

WELLESLEY BANK
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE 13G

Item 1(a).      Name of Issuer:

                        Wellesley Bancorp, Inc.

(b).   Address of Issuer’s Principal Executive Offices:

                        40 Central Avenue
                        Wellesley, Massachusetts 02482

Item 2(a).      Name of Person Filing:

                        Wellesley Bank Employee Stock Ownership Plan Trust

                        Trustee:              Pentegra Trust Company
c/o Pentegra Retirement Services, Inc.
108 Corporate Park Drive
White Plains, New York 10604

(b).    Address of Principal Business Office or, if none, Residence:

                         40 Central Avenue
                         Wellesley, Massachusetts 02482

                (c).   Citizenship:

                          See Page 2, Item 4.

               (d).     Title of Class of Securities:

                          Common Stock, par value $0.01 per share

(e).     CUSIP Number:

                           See page 1.

Page 4 of 6 Pages
CUSIP No. 949485 106
13G

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) [x]	An employee benefit plan or endowment fund in accordance with
§240.13d-1(b)(1)(ii)(F).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned: See Page 2, Item 9.

(b)           Percent of Class: See Page 2, Item 11.

(c)           Number of shares as to which the person has:

                                              (i)    Sole power to vote or to direct the vote: See Page 2, Item 5.

                                             (ii)    Shared power to vote or to direct the vote: See Page 2, Item 6.

                                             (iii)   Sole power to dispose or to direct the disposition of: See Page 2.
                                                        Item 7.

                                              (iv)    Shared power to dispose or to direct the disposition of: See Page 2, Item 8.

Item 5.	Ownership of Five Percent or Less of a Class.

                         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following □.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

                         Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                         Not applicable.

Page 5 of 6 Pages
CUSIP No. 949485 106
13G

Item 8.	Identification and Classification of Members of the Group.

                        Not applicable.

Item 9.	Notice of Dissolution of Group.

                        Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 6 Pages
CUSIP No. 949485 106
13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2013
Date

/s/ William J. Pieper
Signature

Pentegra Retirement Services, Inc., as Trustee for the
Wellesley Bank Employee Stock Ownership Plan

By: William J. Pieper, Senior Vice President
Pentegra Trust Company
Name/Title